EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
TransCanada 401(k) and Savings Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-151736 and 333-184074) on Form S-8 of TransCanada Corporation of our report dated June 25, 2013, with respect to the statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules (1) schedule H, part IV, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2012 and (2) schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the TransCanada 401(k) and Savings Plan.

/s/ KPMG LLP
Houston, Texas
June 25, 2013